MARKET UPDATE AND RENEWAL OF CAUTIONARY ANNOUNCEMENT

October 22, 2012 Johannesburg Shareholders of Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) are referred to the announcements released on 2 February 2012, 3 May 2012, 14 June 2012, 27 July 2012, and 7 September 2012 respectively, relating to the agreement of key terms in respect of a transaction to restructure, recapitalize and refinance Atlatsa and the Bokoni group of companies (“Bokoni group”), including Bokoni Platinum Mines (“Bokoni”), (the “Restructure Plan”), as well as the media releases on 27 September 2012 and 2 October 2012 relating to the conclusion of the interim implementation agreement (“the first phase agreement”).

The Bokoni operational review, initiated in Q2 2012 between Atlatsa and Anglo American Platinum Limited, is now complete. Funding requirements relating to the optimal Bokoni operational plan are currently under review between the parties. Financial effects of the current strike action at Bokoni will be taken into consideration once they have been fully assessed.

Once the negotiations and definitive agreements relating to phase two of the Restructure Plan have been finalized, the Company will publish the financial effects of the Restructure Plan and post its circular to shareholders seeking necessary approvals for its implementation.

A further detailed announcement will be released on the Securities Exchange News Service, filed on SEDAR and EDGAR, and published in the South African press, as soon as the financial effects have been finalized, and the definitive transaction agreements have been executed.

Shareholders are advised to continue exercising caution when dealing in the Company’s securities until a full announcement is made.

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital

Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne

Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000

Mobile: +27 82 454 5556	Mobile: +27 82 3725816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT LLC has neither approved nor disapproved the contents of this press release.